Exhibit 99.1

21Vianet Group, Inc. Reports Third Quarter 2015 Unaudited Financial Results

3Q15 Net Revenues Up 18.7% YOY to RMB924.1 Million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, November 24, 2015

BEIJING, November 24, 2015 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the third quarter of 2015. The Company will hold a conference call at 8:00 p.m. Eastern Time on November 24, 2015. Dial-in details are provided at the end of the release.

Third Quarter 2015 Financial Highlights

•	Net revenues increased by 18.7% to RMB924.1 million (US$145.4 million) from RMB778.5 million in the comparative period in 2014.

Mr. Steve Zhang, Chief Executive Officer of the Company, stated, “We are pleased with our top-line growth in the third quarter, which was driven by an increase in billable cabinets and additional revenue contribution from the Microsoft cloud business. Through our partnership with IBM, we gained a major deal with BlueMix in October to provide comprehensive datacenter services through 2018. In addition, we are focusing on restructuring our company into different business units in order to better serve the evolving and increasingly specialized market segments. We believe this greater level of autonomy will allow the various units to specialize and optimize in a way to further improve scale, profitability and operating efficiencies. As we expand our datacenter footprint, and leverage our strong partnerships with global tech companies, we remain confident in our ability to scale our business both financially and operationally.”

Mr. Terry Wang, Chief Financial Officer of the Company, commented, “The third quarter witnessed steady top-line growth with revenues increasing 18.7% year over year, which came in above the mid-point of our revenue guidance, despite the ongoing decline of bandwidth pricing in the market. We deployed nearly 600 cabinets in the third quarter, and will accelerate deployment as we close out 2015. We also further increased our data center utilization rate to 71.8% from 67.5% in the preceding quarter, while improving our already low hosting churn rate to 0.26% from 0.37%. On the other hand, EBITDA came in softer than expected, due to the higher spending on telecommunication costs and some lower margin equipment sales to certain broadband retail customers. We continue to face certain challenges in this market, but we are confident that as we restructure our business and invest in growth opportunities, we can reignite growth and solidify our position as a leading internet infrastructure services provider.”

Third Quarter 2015 Financial Results

REVENUES: Net revenues for the third quarter of 2015 increased by 18.7% to RMB924.1 million (US$145.4 million) from RMB778.5 million in the comparative period in 2014, primarily driven by the year-over-year growth in the IDC business, elevated demand for the Company’s cloud enabler services, as well as the contribution from Dermot Entities that the Company acquired in August, 2014. The increase in net revenues was partly offset by the continued softness in managed network services.

Net revenues from hosting and related services increased by 35.6% to RMB695.8 million (US$109.5 million) in the third quarter of 2015 from RMB513.2 million in the comparative period in 2014, primarily due to the increase in the total number of billable cabinets under management and strong growth in the Company’s cloud services. Net revenues from managed network services were RMB228.3 million (US$35.9 million) in the third quarter of 2015, compared with RMB265.3 million in the comparative period in 2014, primarily due to the continued decline of bandwidth selling prices and losses of certain customers.

GROSS PROFIT: Gross profit for the third quarter of 2015 was RMB200.3 million (US$31.5 million), compared with RMB230.9 million in the comparative period in 2014. Gross margin for the third quarter of 2015 was 21.7%, compared with 29.7% in the comparative period in 2014. The decrease in gross margin was primarily due to higher spending on telecommunication services, lower selling bandwidth prices and some lower margin equipment sales to broadband retail customers.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, was RMB240.5 million (US$37.8 million), compared with RMB264.5 million in the comparative period in 2014. Adjusted gross margin was 26.0% in the third quarter of 2015, compared with 34.0% in the comparative period in 2014.

OPERATING EXPENSES: Total operating expenses increased to RMB263.9 million (US$41.5 million) from RMB142.9 million in the comparative period in 2014. Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB230.9 million (US$36.3 million) from RMB198.4 million in the comparative period in 2014. As a percentage of net revenue, adjusted operating expenses were 25.0%, compared with 25.5% in the comparative period in 2014 and 24.2% in the second quarter of 2015.

Sales and marketing expenses increased by 3.8% to RMB89.2 million (US$14.0 million) from RMB85.9 million in the comparative period in 2014, primarily due to higher service fees, which were mostly offset by lower labor costs as the Company outsourced some functions to more cost-effective service providers.

General and administrative expenses increased by 53.5% to RMB138.8 million (US$21.8 million) from RMB90.4 million in the comparative period in 2014, primarily due to expenses associated with previously issued employee stock options and increased headcount associated with the growth in the Company’s overall business.

Research and development expenses increased by 11.9% to RMB35.2 million (US$5.5 million) from RMB31.4 million in the comparative period in 2014, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing and CDN service offerings.

Change in the fair value of contingent purchase consideration payable was a loss of RMB0.7 million (US$0.1 million) in the third quarter of 2015, compared with a gain of RMB64.9 million in the comparative period in 2014.

ADJUSTED EBITDA: Adjusted EBITDA for the third quarter of 2015 was RMB122.0 million (US$19.2 million), compared with RMB153.9 million in the comparative period in 2014. Adjusted EBITDA margin for the quarter was 13.2% compared with 19.8% in the comparative period in 2014 and 17.2% in the second quarter of 2015. Adjusted EBITDA in the third quarter of 2015 excludes share-based compensation expenses of RMB33.7 million (US$5.3 million) and changes in the fair value of contingent purchase consideration payable of RMB0.7 million (US$0.1 million).

NET PROFIT/LOSS: Net loss for the third quarter of 2015 was RMB57.9 million (US$9.1 million), compared with a net income of RMB37.9 million in the comparative period in 2014.

Adjusted net profit for the third quarter of 2015 was RMB15.4 million (US$2.4 million) compared with an adjusted net profit of RMB16.0 million in the comparative period in 2014. Adjusted net profit in the third quarter of 2015 excludes share-based compensation expenses of RMB33.7 million (US$5.3 million), amortization of intangible assets derived from acquisitions of RMB38.9 million (US$6.1 million), changes in the fair value of contingent purchase consideration payable of RMB0.7 million (US$0.1 million) in the aggregate. Adjusted net margin was 1.7%, compared with 2.1% in the comparative period in 2014 and negative 1.8% in the second quarter of 2015.

EARNING/LOSS PER SHARE: Diluted loss per ordinary share for the third quarter of 2015 was RMB0.12, which represents the equivalent of RMB0.72 (US$0.11) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the third quarter of 2015 was RMB0.02, which represents the equivalent of RMB0.12 (US$0.02) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above divided by the weighted average number of shares.

As of September 30, 2015, the Company had a total of 522.5 million ordinary shares outstanding, or the equivalent of 87.1 million ADSs.

BALANCE SHEET: As of September 30, 2015, the Company’s cash and cash equivalents and short-term investment were RMB1.9 billion (US$296.1 million).

Third Quarter 2015 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB9,900 in the third quarter of 2015, compared with RMB9,872 in the second quarter of 2015.

•	Total cabinets under management increased to 22,827 as of September 30, 2015 from 22,238 as of June 30, 2015, with 15,400 cabinets in the Company’s self-built data centers and 7,427 cabinets in its partnered data centers.

•	Utilization rate was 71.8% in the third quarter of 2015, compared with 67.5% in the second quarter of 2015.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.26% in the third quarter of 2015, compared with 0.37% in the second quarter of 2015.

Recent Developments

On September 23, 2015, at the 8th US-China Internet Industry Forum, the Company, Unisplendour Corporation Limited (UNIS) and Microsoft signed an agreement to provide customized hybrid cloud computing solutions and related services to Chinese users. The three parties showed their cooperative accomplishments and innovations at Microsoft’s Ignite China Conference, which marked a new milestone in their business developments and cooperation.

On October 14, 2015, the Company signed an additional partnership agreement with IBM for the Bluemix China landing project. Under the terms of the agreement, the Company will provide infrastructure support and operational services to IBM for Bluemix’s entry into the China market.

On October 19, 2015, the Company’s board of directors appointed Mr. Steve Zhang as the Chief Executive Officer of the Company. Mr. Zhang replaces Mr. Josh Chen, founder of the Company, who continues to serve as the Executive Chairman of the Board.

Financial Outlook

For the fourth quarter of 2015, the Company expects net revenues to be in the range of RMB960 million to RMB1.0 billion, representing approximately 15% year-over-year growth at the mid-point. Adjusted EBITDA is expected to be in the range of RMB100 million to RMB120 million, representing approximately 31% year-over-year decline at the mid-point.

For the full year 2015, the Company now expects net revenues to be in the range of RMB3.61 billion to RMB3.65 billion (revised from prior guidance of RMB3.58 billion to RMB3.68 billion), representing approximately 26% growth over 2014 at the mid-point. Adjusted EBITDA for the full year 2015 is expected to be in the range of RMB538 million to RMB558 million (revised from prior guidance of RMB620 million to RMB660 million), representing approximately 2% decline over 2014 at the mid-point. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call on Tuesday, November 24, 2015 at 8:00 pm Eastern Time, or Wednesday, November 25, 2015 at 9:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	# 69806683

The replay will be accessible through December 2, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-90034211
Conference ID:	# 69806683

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3556 to US$1.00, the noon buying rate in effect on September 30, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and full year of 2015 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Eric Chu, CFA

+1 908 707 2062

IR@21Vianet.com

Queenie Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Charles Eveslage

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2014	September 30, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	644,415	1,399,465	220,194
Restricted cash	161,649	141,715	22,298
Accounts and notes receivable, net	739,945	783,702	123,309
Short-term investments	911,242	482,545	75,924
Inventories	10,059	8,806	1,386
Prepaid expenses and other current assets	309,441	574,278	90,363

Deferred tax assets	35,002	31,461	4,950
Amount due from related parties	54,867	86,788	13,655

Total current assets	2,866,620	3,508,760	552,079
Non-current assets:
Property and equipment, net	3,036,707	3,519,219	553,719
Intangible assets, net	1,404,453	1,309,621	206,058
Land use right	66,175	65,056	10,236
Deferred tax assets	42,573	51,755	8,143
Goodwill	1,755,970	1,755,970	276,287
Long term investments	126,307	158,417	24,926
Restricted cash	121,415	125,913	19,811
Amount due from related parties	98,500	70,000	11,014
Other non-current assets	121,461	122,740	19,312

Total non-current assets	6,773,561	7,178,691	1,129,506

Total assets	9,640,181	10,687,451	1,681,585

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term bank borrowings	160,181	270,000	42,482
Accounts and notes payable	386,074	447,228	70,368
Accrued expenses and other payables	599,491	605,545	95,284
Deferred revenue	347,441	333,238	52,432
Advances from customers	97,679	177,238	27,887
Income taxes payable	35,013	56,820	8,940
Amounts due to related parties	326,804	401,066	63,104
Current portion of long-term bank borrowings	955,647	21,593	3,397
Current portion of capital lease obligations	71,939	92,619	14,573
Current portion of deferred government grant	6,150	5,776	909
Current portion of bonds payable	—	264,204	41,570
Deferred tax liabilities	2,696	43	7

Total current liabilities	2,989,115	2,675,370	420,953
Non-current liabilities:
Long-term bank borrowings	61,673	100,767	15,855
Deferred revenue	74,044	69,953	11,007
Amounts due to related parties	280,728	19,215	3,023
Unrecognized tax benefits	20,453	12,499	1,967
Deferred tax liabilities	310,340	288,851	45,448
Non-current portion of capital lease obligations	511,679	501,668	78,933
Non-current portion of deferred government grant	27,422	33,233	5,229
Bonds payable	2,264,064	2,000,000	314,683
Mandatorily redeemable noncontrolling interests	100,000	100,000	15,734

Total non-current liabilities	3,650,403	3,126,186	491,879

Redeemable noncontrolling interests	773,706	779,537	122,654

Shareholders’ equity
Treasury stock	(213,665)	(193,142)	(30,389)
Ordinary shares	26	34	5
Additional paid-in capital	4,225,029	6,378,119	1,003,543
Accumulated other comprehensive income loss	(65,754)	(50,836)	(7,999)
Statutory reserves	52,263	59,929	9,429
Accumulated deficit	(1,794,975)	(2,106,656)	(331,465)
Total 21Vianet Group, Inc. shareholders’ equity	2,202,924	4,087,448	643,124
Non-controlling interest	24,033	18,910	2,975

Total shareholders’ equity	2,226,957	4,106,358	646,099

Total liabilities and shareholders’ equity	9,640,181	10,687,451	1,681,585

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	Sept 30, 2014	June 30, 2015	September 30, 2015		September 30, 2014	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	513,212	643,709	695,802	109,479	1,384,467	1,952,739	307,247
Managed network services	265,313	223,078	228,293	35,920	638,070	698,250	109,864

Total net revenues	778,525	866,787	924,095	145,399	2,022,537	2,650,989	417,111
Cost of revenues	(547,666)	(662,810)	(723,828)	(113,888)	(1,450,427)	(2,016,400)	(317,264)

Gross profit	230,859	203,977	200,267	31,511	572,110	634,589	99,847
Operating expenses
Sales and marketing	(85,947)	(78,031)	(89,232)	(14,040)	(187,154)	(257,663)	(40,541)
General and administrative	(90,383)	(166,885)	(138,783)	(21,836)	(333,733)	(434,876)	(68,424)
Research and development	(31,435)	(32,059)	(35,176)	(5,535)	(81,770)	(101,266)	(15,933)
Changes in the fair value of contingent purchase consideration payable	64,895	(16,643)	(676)	(106)	22,160	(38,265)	(6,021)

Total operating expenses	(142,870)	(293,618)	(263,867)	(41,517)	(580,497)	(832,070)	(130,919)

Other operating income	—	8,569	—	—	—	8,569	1,348
Operating profit (loss)	87,989	(81,072)	(63,600)	(10,006)	(8,387)	(188,912)	(29,724)
Interest income	20,227	20,449	13,523	2,128	55,042	47,802	7,521
Interest expense	(67,950)	(71,664)	(69,690)	(10,965)	(165,489)	(213,221)	(33,549)
Loss on debt extinguishment	—	—	—	—	(41,581)	—	—
(Loss) Income from equity method investment	(509)	123	706	111	(749)	12,124	1,908
Other income	7,300	2,876	5,779	909	11,147	10,315	1,623
Other expense	(804)	(183)	(719)	(113)	(970)	(1,853)	(292)
Foreign exchange (loss) gain	(1,861)	(5,269)	60,248	9,480	(7,500)	65,146	10,250

Profit (Loss) before income taxes	44,392	(134,740)	(53,753)	(8,456)	(158,487)	(268,599)	(42,263)
Income tax expense	(6,493)	(7,091)	(4,132)	(650)	(14,505)	(19,786)	(3,113)

Consolidated net profit (loss)	37,899	(141,831)	(57,885)	(9,106)	(172,992)	(288,385)	(45,376)
Net loss (profit) attributable to non-controlling interest	1,704	(3,315)	(4,257)	(670)	(1,400)	(15,630)	(2,459)

Net profit (loss) attributable to ordinary shareholders	39,603	(145,146)	(62,142)	(9,776)	(174,392)	(304,015)	(47,835)

Earnings (Loss) per share
Basic	0.10	(0.28)	(0.12)	(0.02)	(0.43)	(0.62)	(0.10)
Diluted	0.09	(0.28)	(0.12)	(0.02)	(0.43)	(0.62)	(0.10)
Shares used in earnings per share computation
Basic*	404,495,442	489,847,525	521,376,112	521,376,112	401,775,444	481,524,589	481,524,589
Diluted*	418,601,672	489,847,525	521,376,112	521,376,112	401,775,444	481,524,589	481,524,589

Earnings (Loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.60	(1.68)	(0.72)	(0.11)	(2.58)	(3.72)	(0.59)
Diluted	0.54	(1.68)	(0.72)	(0.11)	(2.58)	(3.72)	(0.59)

*	Shares used earnings per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended September 30
	September 30, 2014	June 30, 2015	September 30, 2015		September 30, 2014	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	230,859	203,977	200,267	31,511	572,110	634,589	99,847
Plus: share-based compensation expense	-117	2,305	1,323	208	3,441	5,840	919
Plus: amortization of intangible assets derived from acquisitions	33,793	39,434	38,933	6,126	57,969	118,536	18,651

Adjusted gross profit	264,535	245,716	240,523	37,845	633,520	758,965	119,417

Adjusted gross margin	34.0%	28.3%	26.0%	26.0%	31.3%	28.6%	28.6%
Operating expenses	(142,870)	(293,618)	(263,867)	(41,517)	(580,497)	(832,070)	(130,919)
Plus: share-based compensation expense	9,348	67,496	32,328	5,087	161,428	144,068	22,668
Plus: changes in the fair value of contingent purchase consideration payable	(64,895)	16,643	676	106	(22,160)	38,265	6,021

Adjusted operating expenses	(198,417)	(209,479)	(230,863)	(36,324)	(441,229)	(649,737)	(102,230)

Net profit (loss)	37,899	(141,831)	(57,885)	(9,106)	(172,992)	(288,385)	(45,376)
Plus: share-based compensation expense	9,231	69,801	33,651	5,295	164,869	149,908	23,587
Plus: amortization of intangible assets derived from acquisitions	33,793	39,434	38,933	6,126	57,969	118,536	18,651
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	(64,895)	16,643	676	106	(19,176)	38,265	6,021
Plus: loss on debt extinguishment	—	—	—	—	41,581	—	—

Adjusted net profit (loss)	16,028	(15,953)	15,375	2,421	72,251	18,324	2,883

Adjusted net margin	2.1%	-1.8%	1.7%	1.7%	3.6%	0.7%	0.7%
Net profit (loss)	37,899	(141,831)	(57,885)	(9,106)	(172,992)	(288,385)	(45,376)
Minus: Provision for income taxes	(6,493)	(7,091)	(4,132)	(650)	(14,505)	(19,786)	(3,113)
Minus: Interest income	20,227	20,449	13,523	2,128	55,042	47,802	7,521
Minus: Interest expenses	(67,950)	(71,664)	(69,690)	(10,965)	(165,489)	(213,221)	(33,549)
Minus: loss on debt extinguishment	—	—	—	—	(41,581)	—	—
Minus: Exchange (loss) gain	(1,861)	(5,269)	60,248	9,480	(7,500)	65,146	10,250
Minus: (Loss) Income from equity method investment	(509)	123	706	111	(749)	12,124	1,908
Minus: Other income	7,300	2,876	5,779	909	11,147	10,315	1,623
Minus: Other expenses	(804)	(183)	(719)	(113)	(970)	(1,853)	(292)
Plus: depreciation	79,637	98,462	104,340	16,417	185,746	296,680	46,680
Plus: amortization	41,961	45,517	46,947	7,387	78,752	142,340	22,396
Plus: share-based compensation expense	9,231	69,801	33,651	5,295	164,869	149,908	23,587
Plus: changes in the fair value of contingent purchase consideration payable	(64,895)	16,643	676	106	(22,160)	38,265	6,021

Adjusted EBITDA	153,923	149,351	122,014	19,199	398,820	438,281	68,960

Adjusted EBITDA margin	19.8%	17.2%	13.2%	13.2%	19.7%	16.5%	16.5%

Adjusted net profit (loss)	16,028	(15,953)	15,375	2,421	72,251	18,324	2,883
Less: Net loss (profit) attributable to non-controlling interest	1,704	(3,315)	(4,257)	(670)	(1,400)	(15,630)	(2,459)
Adjusted net profit (loss) attributable to the Company’s ordinary shareholders	17,732	(19,268)	11,118	1,751	70,851	2,694	424

Adjusted earnings (loss) per share
Basic	0.04	(0.02)	0.02	0.00	0.18	0.02	0.00
Diluted	0.04	(0.02)	0.02	0.00	0.17	0.02	0.00
Shares used in adjusted earnings per share computation:
Basic*	404,495,442	489,847,525	521,376,112	521,376,112	401,775,444	481,524,589	481,524,589
Diluted*	418,601,672	489,847,525	536,927,693	536,927,693	415,628,732	494,976,649	494,976,649

Earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.24	(0.12)	0.12	0.02	1.08	0.12	0.02
Diluted	0.24	(0.12)	0.12	0.02	1.02	0.12	0.02

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	June 30, 2015	September 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(141,831)	(57,885)	(9,108)
Adjustments to reconcile net profit to net cash generated from operating activities:			—
Foreign exchange loss (gain)	5,269	(60,248)	(9,480)
Changes in the fair value of contingent purchase consideration payable	16,643	676	106
Depreciation of property and equipment	98,462	104,340	16,417
Amortization of intangible assets	44,086	46,016	7,240
Loss on disposal of property and equipment	30	167	26
Provision for doubtful accounts and other receivables	2,818	6,971	1,097
Share-based compensation expense	69,802	21,339	3,358
Deferred income taxes benefit	(7,493)	(10,158)	(1,598)
Gain from equity method investment	(123)	(706)	(111)
Changes in operating assets and liabilities
Restricted cash	(46,161)	(9,933)	(1,563)
Inventories	(1,413)	3,297	519
Accounts and notes receivable	213	(43,713)	(6,878)
Unrecognized tax expense	(9,842)	602	95
Prepaid expenses and other current assets	(125,384)	(40,330)	(6,346)
Amounts due from related parties	(667)	(1,452)	(228)
Accounts and notes payable	(16,598)	36,276	5,708
Accrued expenses and other payables	(17,548)	42,118	6,627
Deferred revenue	(14,716)	5,800	913
Advances from customers	27,048	43,978	6,920
Income taxes payable	(2,397)	12,746	2,005
Amounts due to related parties	(950)	3,777	594
Deferred government grants	(610)	(1,553)	(244)

Net cash (used in) generated from operating activities	(121,361)	102,125	16,069

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(232,069)	(215,292)	(33,874)
Purchases of intangible assets	(12,258)	(16,353)	(2,573)
Proceeds from disposal of property and equipment	137	(4,952)	(779)
Advances of loan to third parties	(3,760)	(5,104)	(803)
Payments for short-term investments	(819,274)	(88,145)	(13,869)
Proceeds received from maturity of short-term investments	94,000	1,090,577	171,593
Net cash (used in) generated from investing activities	(973,224)	760,731	119,695

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	83,751	(31,176)	(4,905)
Proceeds from exercise of stock options	2,687	1,309	206
Proceeds from shareholders	1,181,825	—	—
Proceeds from long-term bank borrowings	31,710	—	—
Proceeds from short-term bank borrowings	109,000	40,000	6,294
Repayments of short-term bank borrowings	(60,000)	(20,000)	(3,147)
Repayments of long-term bank borrowings	(63,310)	(902,496)	(142,000)
Payments for acquisitions	—	(4,543)	(715)
Interest payment for 2016 Bond	—	(10,386)	(1,634)
Payments for capital leases	(24,023)	(21,182)	(3,333)

Net cash generated from (used in) financing activities	1,261,640	(948,474)	(149,234)

Effect of foreign exchange rate changes on cash and short term investments	(2,835)	43,448	6,836
Net increase (decrease) in cash and cash equivalents	164,220	(42,170)	(6,635)
Cash and cash equivalents at beginning of period	1,277,414	1,441,635	226,829

Cash and cash equivalents at end of period	1,441,635	1,399,465	220,194